Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
(Sponsored)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

NEW WORLD DEVELOPMENT COMPANY LIMITED

(Exact name of issuer of deposited securities as specified in its charter)
N.A. (Translation of issuer’s name into English)
HONG KONG (Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS (Exact name of depositary as specified in its charter)
60 Wall Street, New York, New York 10005 (212) 250-1905 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Puglishi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas	John A. Otoshi
60 Wall Street	Latham & Watkins LLP
New York	41st One Exchange Square
New York 10005	Central Hong Kong
(852) 2901 2501

It is proposed that this filing become effective under Rule 466:	immediately upon filing.

on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit[1]	Proposed Maximum Aggregate Offering Price[2]	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts for Ordinary Shares of New World Development Company Limited	50,000,000	$5.00	$2,500,000	$316.75

[1]	For the purpose of this table only the term “unit” is defined as 100 American Depositary Shares.
[2]	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of the Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

Item - 1.   Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt
Item Number and Caption		Filed Herewith as Prospectus

1.	Name and address of depositary	Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

	(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper center

	(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 19

	(iii) The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 19

	(iv) The transmission of notices, reports and proxy soliciting material	Articles number 9, 12, 16, 17, 18 and 19

	(v) The sale or exercise of rights	Articles number 14, 15, 16 and 19

	(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 18 and 19

	(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22

	(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

	(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8

	(x) Limitation upon the liability of the depositary	Articles number 15, 19, 20 and 22

3.	Fees and Charges	Articles number 7 and 8

Item - 2.   Available Information

     The foreign issuer furnishes the Commission with certain public reports and documents required by foreign laws or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. These documents can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.   Exhibits

a.	Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of November 19, 2004, among New World Development Company Limited, Deutsche Bank Trust Company Americas as Depositary, and all Owners and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

d.	Opinion of Latham & Watkins LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.	Certification under Rule 466. – Not Applicable.

Item - 4.   Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, on November 11, 2004.

By:	Legal entity created by the agreement for the issuance of American Depositary Receipt for Ordinary Shares of par value of HK$1 each of New World Development Company Limited

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Depositary

By:	/s/ Mike R. Hughes

Name:	Mike R. Hughes
Title:	Director

By:	/s/ Clare J Benson

Name:	Clare J Benson
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, New World Development Company Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong S.A.R., China, on November 11, 2004.

NEW WORLD DEVELOPMENT COMPANY LIMITED

As Issuer

By:	/s/ CHOW Yu-Chun, Alexander

Name: Title:	Chow Yu-Chun, Alexander Chief Financial Officer

POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Dr. CHENG Kar-Shun, Henry and Mr. CHOW Yu-Chun, Alexander, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHENG Yu-Tung	Chairman of the Board of	November 11, 2004
Directors
Dr. CHENG Yu-Tung

/s/ CHENG Kar-Shun, Henry	Managing Director	November 11, 2004

CHENG Kar-Shun, Henry

/s/ CHOW Yu-Chun, Alexander	Chief Financial Officer	November 11, 2004

CHOW Yu-Chun, Alexander

/s/ AU Tak-Cheong	Chief Accounting Officer	November 11, 2004

AU Tak-Cheong

/s/ SIN Wai-Kin, David	Executive Director	November 11, 2004

SIN Wai-Kin, David

/s/ LIANG Chong-Hou, David	Executive Director	November 11, 2004

LIANG Chong-Hou, David

/s/ LEUNG Chi-Kin, Stewart	Executive Director	November 11, 2004

LEUNG Chi-Kin, Stewart

/s/ Donald J. Puglisi	Authorized Representative in the	November 11, 2004
United States
Name: Donald J. Puglisi

Title: Managing Director
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit	Document	Page

1	Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of November 19, 2004, among New World Development Company Limited, Deutsche Bank Trust Company Americas as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.	7

4	Opinion of Latham & Watkins LLP, counsel for the Depositary, as to the legality of the securities to be registered.	54